UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM N-8A
NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940
     The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:
Name:
     Hatteras Global Private Equity Partners, LLC
Address of Principal Business Office (No. & Street, City, State, Zip Code):
     8540 Colonnade Center Drive
     Suite 401
     Raleigh, NC 27615
Telephone Number (including area code):
     (919) 846-2324
Name and address of agent for service of process:
     J. Michael Fields
     8540 Colonnade Center Drive
     Suite 401
     Raleigh, North Carolina 27615
     with a copy to:
     Michael P. Malloy, Esquire
     Drinker Biddle & Reath LLP
     One Logan Square
     18th & Cherry Streets
     Philadelphia, PA 19103-6996

Check Appropriate Box:
Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:
     ☑ Yes                                         ☐ No
SIGNATURES
     Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Raleigh and State of North Carolina, as of the 22nd day of September, 2008.

Hatteras Global Private Equity Partners, LLC
By:	/s/ J. Michael Fields
	Name:	J. Michael Fields
	Title:	President